Exhibit 99.6

NICE Actimize Launches Innovative Trade Reconstruction Solution to
Help FSOs Meet Regulatory Demands from MiFID II, MAR, Code of Conduct and Dodd-Frank

New automated solution leverages sophisticated analytics, correlation capabilities to cut trade reconstruction time from days to minutes, and improve responsiveness to regulators

HOBOKEN, N.J – November 15, 2017 – Rapid trade reconstruction is mandated by the global-reaching MiFID II, MAR, Code of Conduct and Dodd-Frank regulations, and in most cases with a demanding 72-hour turnaround. To address these and other rigorous trading compliance requirements, NICE Actimize, a NICE (Nasdaq:NICE) company, is adding an innovative new Trade Reconstruction module to its Holistic Surveillance portfolio. The new Trade Reconstruction solution features advanced machine-learning analytics to classify and understand the content based on previous examples and patented automated correlation capabilities to link trade executions to trade conversations that can cut trade reconstruction time from days to minutes, and help firms improve responsiveness to regulators.

Trade Reconstruction is a costly, but necessary, regulatory task for financial services organizations (FSOs) of all sizes. The volume and variety of trades, trade-related data and communications stored in many siloed systems, makes trade reconstruction an arduous and time-consuming process. Compliance analysts need to manually search for all relevant trade communications across different platforms, including voice, emails, and instant messages, as well as trade records and trade-related data. Additionally, analysts need to manually listen to voice recordings and piece together all of the individual elements to reconstruct the lifecycle of a trade.

NICE Actimize’s Trade Reconstruction solution dramatically simplifies this process by normalizing, analyzing, indexing and correlating data across all structured and unstructured data sources. By applying sophisticated analytics and correlation technology, it can determine which trade data and related communications are relevant for the trade reconstruction across all linked data sources. The solution automatically pulls that information back in a fraction of the time, so firms can improve their responsiveness to regulators and internal stakeholders. Additionally, all trade reconstruction elements, including trade data, voice recordings and other electronic communications, can be retrieved in a single search, so the compliance analyst doesn’t have to navigate a multitude of systems.

Successfully deployed at several large financial institutions, NICE Actimize’s Trade Reconstruction module is already significantly reducing turnaround time and greatly increasing accuracy over previously used manual methods.

Joe Friscia, President, NICE Actimize
“Under the weight of increasing regulatory pressures, financial services organizations need a better way to reconstruct the lifecycle of the trade. NICE Actimize has leveraged its deep experience in analytics, machine learning and data correlation to solve this problem, by accurately automating the reconstruction of trades.”

NICE Actimize’s Holistic Surveillance capabilities, including its new automated Trade Reconstruction solution, will be on display at the RegTech Summit in New York City on November 16, 2017.

NICE will be hosting a webinar titled, “MiFID II, MAR and Mastering Trade Reconstruction” on December 7. To register, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial services organizations, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect financial services organizations and to safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or NASDAQ:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-551-256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.